Gateway Gold Corp.

06018171

October 27, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Filing Desk

Re: File No. 82-35017

Please find enclosed copies of the following documents:

News Releases dated:
September 18, 2006
September 14, 2006

SUPPL

Sincerely,

James Robertson
Director

PROCESSED
NOV 0 8 2006
THOMSON
FINANCIAL

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5 • Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

82-35017

Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

GATEWAY GOLD REPORTS SIGNIFICANT LOWER PLATE GOLD VALUES

September 18, 2006 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to announce the results from the first trench excavated on the Lower Mac Ridge prospect in northeastern Nevada. Gold in Lower Plate rocks was discovered at the Lower Mac Ridge prospect late last year by Company geologists. Rock chip samples collected at that time from an outcrop of altered Lower Plate rocks returned significant gold values ranging from 1.17 g/t to 5.67 g/t *(see press release dated January 23, 2006)*.

A 45 foot long trench was hand-dug in the vicinity of the discovery outcrop. Continuous chip samples were collected at 5 foot intervals along the entire length of the trench. Significant gold values were received from each five foot interval as shown in the table below. The trench has been extended for 10 feet to the south and 20 feet to the north to test for extensions of the mineralization; results will be released when they are received.

TRENCH ONE RESULTS	
Interval - Feet	**Gold – g/t**
0 – 5	2.160
5 – 10	1.425
10 – 15	1.815
15 – 20	1.160
20 – 25	2.040
25 – 30	2.810
30 – 35	2.280
35 – 40	2.790
40 – 45	4.100
Average 2.29 g/t	

"We are very pleased with the consistency of the gold grades in the trench", said M.D. McInnis, President of Gateway. "It is very uncommon in Nevada today to discover good gold grades in outcropping Lower Plate rocks and supports our belief that the Lower Mac Ridge discovery is a significant find."

The trench is located within a gold-in-soil anomaly measuring approximately 450 feet by 800 feet. The former Mac Ridge mine, which had a reported average gold grade of 7.54 g/t, is located about 4,300 feet west of the Lower Mac discovery; the closest drill hole is 2,400 feet to the west of the discovery.

A second trench has been completed approximately 1,000 feet west of the first trench. The second trench was dug to test an area where a "float" rock sample had returned a gold grade of 2.2 g/t. Sample results of the second trench will be reported when received.

.../2

Additional mapping and sampling are underway on the Lower Mac Ridge prospect to fully evaluate the area's potential.

All samples are prepared and analyzed by ALS Chemex, with sample preparation in Elko and analyses in North Vancouver.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President and CEO

For further information contact:

Michael D. McInnis, President
Phone: 604.801.6040
Email: info@gatewaygold.com
Website: www.gatewaygold.com

or

Richard R. Roy,
Manager, Investor Relations
Phone: 604.801.6040 ext 226
Email: rroy@gatewaygold.com

Dr. Giles Peatfield, P.Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

82-35017

Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

FIRST DRILL TEST OF LOWER PLATE COMPLETED AT DEEP SAMMY

September 14, 2006 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to report that the first 2006 drill hole to test the Lower Plate rocks below the South Sammy pit area has been completed. Hole GW06-257c, an offset of last year's GW05-213c, was designed to intercept the gold-bearing Brien's fault where it intersects the Lower Plate Hanson Creek Formation (see accompanying cross-section). The hole entered Lower Plate rocks approximately 200 metres east of the targeted intersection due to flattening of the Brien's fault at depth.

Significant gold values were reported above the Lower Plate contact in GW06-257c where the hole cuts through the Brien's fault. A drilled section of 13.7 metres (45 feet) returned an average grade of 1.32 g/t (0.039 ounces/ton) gold including 5 feet of 4.25 g/t (0.124 ounces/ton) gold. "The fact that the Brien's fault is gold-bearing at this depth is very encouraging", said M.D. McInnis, President of the Company. "Our next hole will penetrate the area where the fault transects the Lower Plate. I am quite excited about the potential for a gold discovery in this next hole".

Although the portion of the hole within the Lower Plate did not return any significant gold values, several intervals of over 30 metres each are moderately to strongly silicified and pyritized. "This is quite a common feature in Carlin-style gold deposits", commented Dr. Ronald Thole, consultant to the Company. "A barren silicification event often takes place that creates a silicified zone adjacent to gold deposition. I think the presence of this style of alteration bodes well for the discovery of gold in the lower plate at the intersection with the Brien's fault".

The Company presently has six drill rigs operating on its Nevada properties. Three diamond drill rigs are on the Golden Dome property testing Lower Plate rocks in the area that gold mineralization was discovered in Lower Plate last year. One diamond drill rig is testing the Dorsey Creek target for its Lower Plate potential and one rig is deployed testing the Deep Sammy Lower Plate targets below the Big Springs pit areas. The sixth drill, a reverse circulation rig, is drilling on the Big Springs property to further delineate the resource reported earlier this year (see NR dated January 30, 2006).

The return of assay results has been unusually slow this year and results will be reported after receipt and review. All samples are prepared and analyzed by ALS Chemex, with sample preparation in Elko and analyses in North Vancouver.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to our planned exploration program. Such forward-looking statement reflects our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President and CEO

The TSX does not accept responsibility for the adequacy or the accuracy of this release.
For further information contact Michael D. McInnis at (604) 801-6040 or by email at mike.m@gatewaygold.com

82-35017

Dr. Giles Peatfield, P.Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

82-35017



A
WEST
South
Sammy
Pit
A'
EAST
8000'
7000'
6000'
5000'
4000'
Brien's fault
OVERLAP
SEQUENCE
1.32 g/t
13.7m
LOWER PLATE
HANSON CREEK FM
Qtz &
Py
GW05-213c
GW06-257c
Proposed
Hole
0
500
FEET